                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X     Form 40-F
               ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to the satisfaction of pre-conditions of A share offers for Jinzhou Petrochemical and Liaohe Jinma.

                              ("PETROCHINA LOGO")
                           PETROCHINA COMPANY LIMITED

PRESS RELEASE
("CHINESE CHARACTERS")


DATED NOVEMBER 15, 2005
--------------------------------------------------------------------------------
SATISFACTION OF PRE-CONDITIONS OF A SHARE OFFERS FOR JINZHOU PETROCHEMICAL AND LIAOHE JINMA

PetroChina Company Limited ("PetroChina"; HKSE stock code: 0857; NYSE: PTR) announces that on November 15, 2005, all of the pre-conditions relating to the proposed conditional offers to acquire (i) all outstanding domestic invested shares (A shares) of Jinzhou Petrochemical Co., Ltd. ("Jinzhou") and (ii) all outstanding domestic invested shares (A shares) of Liaohe Jinma Oilfield Company Limited ("Liaohe") have been satisfied or waived. Accordingly, PetroChina will make the offers to acquire all of the A shares of Jinzhou and Liaohe (the "A Share Offers"). As of November 14, 2005, PetroChina owned 80.95% of the outstanding share capital of Jinzhou and 81.82% of the outstanding share capital of Liaohe.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: November 15, 2005                             By:   /s/ Li Huaiqi
                                                        ------------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary